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                              June 14, 2024

       Sally Outlaw
       Chief Executive Officer
       Worthy Wealth, Inc.
       11175 Cicero Drive, Suite 100
       Alpharetta, Georgia 30022

                                                        Re: Worthy Wealth, Inc.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed May 30, 2024
                                                            File No. 024-12388

       Dear Sally Outlaw:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2024 letter.

       Amended Offering Statement on Form 1-A

       General

   1. We note that you have revised the offering to be a best efforts offering and that you are no longer required to
raise a minimum of $10,000,000. Please disclose your business plans in the event you are
unable to raise $10,000,000 and fund the closing of the acquisition.
                                                        We may have additional
comments.
   2. While we do not have any further comments at this time regarding your response to prior comment 2, please
understand that our decision not to issue additional comments should not be interpreted to
mean that we either agree or disagree with your response, including any conclusions you
have made, positions you have taken and practices you have engaged in or may engage in
with respect to this matter.
   3. We note your response to prior comment 6. Please note your obligations under Rule
                                                        252(a) of Regulation A,
including Item 14, paragraph (b)(1) of Part II of Form 1-A.
 Sally Outlaw
FirstName  LastNameSally Outlaw
Worthy Wealth,  Inc.
Comapany
June       NameWorthy Wealth, Inc.
     14, 2024
June 14,
Page  2 2024 Page 2
FirstName LastName
         Further, please note that there is no ability to forward incorporate information from a
         Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule
         253(g) of Regulation A. Please confirm you will ensure that any changes to the terms of your securities are appropriately reflected in your filings in compliance with Regulation
         A. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.
Cover Page

4. Please reconcile the termination of the offering disclosure on the cover page with the disclosure on page 50. In addition, please reconcile the cover page revisions indicating no minimum to the offering with disclosures elsewhere continuing to reference the minimum.
         For example, see disclosure on pages 13 and 50.
Risk Factors
The Company, or the Target Companies, may be subject to fines and penalties, page 20

5. Please further revise this risk factor to identify clearly the target company which has filed a post-qualification amendment to Form 1-A after 12 months from its qualification date.
         Also, revise to disclose the total number and value of securities sold on or after October
         31, 2023, the date when your financial statements became stale.
The Company's Bylaws contain a forum selection..., page 23

6. We note your revised disclosure that the forum selection provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities
         Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. We also note similar carve outs for the attorney fees provision, Please revise your bylaws to ensure that the exclusive forum provision and attorney fee provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Description of Business, page 28

7. Your revised disclosure in response to prior comment 15 does not appear to include much of the information contained in your March 26, 2024 response to comment 16 including -
          The types of investments Worthy Wealth, Inc. intends to make include 1-3 year first mortgages for smaller developers, a combination of first mortgages and equity interest in real estate for larger developers, and investments in infrastructure development projects for major U.S. homebuilders. The anticipated business model to be executed through wholly-owned subsidiaries would include loans and investments from $500,000 to
         $5,000,000 secured by or including ownership interest in, properties with loan or investment to value ratios (supported by extensive third-party appraisals) of
 Sally Outlaw
Worthy Wealth, Inc.
June 14, 2024
Page 3
       approximately 67% and generating yields of between 11% and 17%. Please further revise to include this disclosure.
Certain Relationships and Related Party Transactions, page 44

8. Please describe the material terms of each of your related party agreements, as disclosed in this section.
Pro Forma Financial Statements, page F-74

9. Please revise your pro forma financial statement to remove any offering proceeds as your offering is a best-efforts offering with no minimum.
10. Please tell us your basis for including the proposed acquisition of Worthy Property Bonds,
       Inc. and Worthy Property Bonds 2, Inc. from Worthy Financial, Inc. in your pro forma financial statements. In your response, please tell us how you have determined the acquisition is probable, given that this is a best-efforts offering, and the acquisition requires a minimum cash payment of $10,000,000.
Exhibits

11. We note the reference to TAG Financial Institutions Group, LLC and the fairness opinion with respect to the Acquisition. Please file the consent required by
Exhibit 11 of Item 17.
12. Please revise the legality opinion to opine as to whether the shares will be nonassessable.
       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameSally Outlaw
                                                             Division of
Corporation Finance
Comapany NameWorthy Wealth, Inc.
                                                             Office of Real
Estate & Construction
June 14, 2024 Page 3
cc:       Frank Borger Gilligan, Esq.
FirstName LastName